UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Anadys Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03252Q408

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03252Q408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 8 pages

CUSIP No. 03252Q408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages

CUSIP No. 03252Q408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 8 pages

CUSIP No. 03252Q408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 8 pages

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on January 3, 2011, Amendment No. 1 to Schedule 13D filed with the Commission by the Reporting Persons on October 20, 2011, Amendment No. 2 to Schedule 13D filed with the Commission by the Reporting Persons on October 25, 2011 and Amendment No. 3 to Schedule 13D filed with the Commission by the Reporting Persons on October 31, 2011 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons own no shares of Common Stock.

(c) The reported share amounts for QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC reflect amounts as of November 4, 2011. The Fund and Quintessence effected the following transactions in the Common Stock during the past 60 days:

•

The Fund sold 586,287 shares of Common Stock in the open market on October 17, 2011 at a price of $3.68. Quintessence sold 63,813 shares of Common Stock in the open market on October 17, 2011 at a price of $3.68.

•

The Fund sold 4,737,113 shares of Common Stock in the open market on October 20, 2011 at a price of $3.68. Quintessence sold 515,587 shares of Common Stock in the open market on October 20, 2011 at a price of $3.68.

•

The Fund sold 329,098 shares of Common Stock in the open market on October 21, 2011 at a price of $3.68. Quintessence sold 35,820 shares of Common Stock in the open market on October 21, 2011 at a price of $3.68.

•

The Fund sold 453,672 shares of Common Stock in the open market on October 24, 2011 at a price of $3.68. Quintessence sold 49,378 shares of Common Stock in the open market on October 24, 2011 at a price of $3.68.

•

The Fund sold 225,731 shares of Common Stock in the open market on October 25, 2011 at a price of $3.68. Quintessence sold 24,569 shares of Common Stock in the open market on October 25, 2011 at a price of $3.68.

•

The Fund sold 90,184 shares of Common Stock in the open market on October 26, 2011 at a price of $3.68. Quintessence sold 9,816 shares of Common Stock in the open market on October 26, 2011 at a price of $3.68.

•

The Fund sold 227,152 shares of Common Stock in the open market on October 27, 2011 at a price of $3.68. Quintessence sold 22,848 shares of Common Stock in the open market on October 27, 2011 at a price of $3.68.

•

The Fund sold 721 shares of Common Stock in the open market on October 31, 2011 at a price of $3.68. Quintessence sold 79 shares of Common Stock in the open market on October 31, 2011 at a price of $3.68.

•

The Fund sold 90,142 shares of Common Stock in the open market on November 1, 2011 at a price of $3.68. Quintessence sold 9,858 shares of Common Stock in the open market on November 1, 2011 at a price of $3.68.

•

The Fund sold 3,559,546 shares of Common Stock in the open market on November 2, 2011 at a price of $3.68. Quintessence sold 389,240 shares of Common Stock in the open market on November 2, 2011 at a price of $3.68.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2011

QVT FINANCIAL LP			QVT FUND LP

By:	QVT Financial GP LLC, its General Partner		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu		By:	/s/ Tracy Fu
	Name:	Tracy Fu		Name:	Tracy Fu
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner
	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu		By:	/s/ Tracy Fu
	Name:	Tracy Fu		Name:	Tracy Fu
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner
	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory

Page 7 of 8 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: November 4, 2011

QVT FINANCIAL LP			QVT FUND LP

By:	QVT Financial GP LLC, its General Partner		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu		By:	/s/ Tracy Fu
	Name:	Tracy Fu		Name:	Tracy Fu
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner
	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu		By:	/s/ Tracy Fu
	Name:	Tracy Fu		Name:	Tracy Fu
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner
	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory

Page 8 of 8 pages